UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

PLATO LEARNING INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

72764Y100
(CUSIP Number)

October 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 72764Y100
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER:: 1,225,765
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,225,765
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%*
12	TYPE OF REPORTING PERSON IN

*Based on 23,965,677 shares of common stock of the Issuer issued and outstanding as of August 31, 2008, as reported by the Issuer in its Annual Report on Form 10-Q for the quarter ended July 31, 2008.

Item 1(a).	Name of Issuer:
Plato Learning Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10801 Nesbitt Avenue South
Bloomington, MN 55437

Item 2(a).	Name of Person Filing:

Steven R. Becker as managing member of BC Advisors, LLC, which is the general partner of SRB Management, L.P., has sole beneficial ownership of 1,225,765 shares of common stock of the Issuer (the “Shares”). The Shares are held for the benefit of SRB Greenway Capital, L.P. (1,070,130 Shares), SRB Greenway Capital (QP), L.P. (114,500 Shares) and SRB Greenway Offshore Operating Fund, L.P. (41,135 Shares). SRB Management, L.P. is the investment manager and sole general partner of each of SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Offshore Operating Fund, L.P.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

See Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

72764Y100

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

See Item 9 of the cover page.

(b)	Percent of Class:

See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
See Item 5 of the cover page.

(ii)	shared power to vote or to direct the vote:
See Item 6 of the cover page.

(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of the cover page.

(iv)	shared power to dispose or to direct the disposition of:
See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven R. Becker
Steven R. Becker

October 20, 2008